UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 February 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Exhibit No:

 1.     Blocklisting Interim Review - dated 03 February 2005
 2.     Blocklisting Interim Review - dated 03 February 2005
 3.     Blocklisting Interim Review - dated 03 February 2005
 4.     Blocklisting Interim Review - dated 03 February 2005
 5.     Blocklisting Interim Review - dated 03 February 2005
 6.     Re Joint Venture - dated 04 February 2005
 7.     Director Shareholding - dated 08 February 2005
 8.     Director Shareholding - dated 11 February 2005
 9.     Director Shareholding - dated 15 February 2005
10.     Availability of Form 6k - dated 16 February 2005
11.     Director Shareholding - dated 22 February 2005
12.     Director Shareholding - dated 24 February 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: March 1st, 2005                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: March 1st, 2005                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


Exhibit No.1

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:    BARCLAYS PLC



2. NAME OF SCHEME:     WOOLWICH SAYE SHARE OPTION SCHEME



3. PERIOD OF RETURN:     FROM: 10.07.04    TO: 09.01.05



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:  1,050,561 ORDINRY SHARES OF 0.25P EACH



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:       93,133 ORDINARY SHARES OF 0.25P EACH



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                 957,428 ORDINARY SHARES OF 0.25P EACH



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:  500,000 ORDINARY SHARES OF
                                                 GBP1 ON 26.10.00

                                                 1,822,748 ORDINARY SHARES OF
                                                 0.25P EACH ON 29.04.02


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

6,453,942,904


CONTACT FOR QUERIES

NAME: MARIE SMITH

TELEPHONE: 020 7699 3316




Exhibit No.2

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:     BARCLAYS PLC


2. NAME OF SCHEME:      RENEWED 1986 EXECUTIVE SHARE OPTION SCHEME



3. PERIOD OF RETURN:     FROM:   10.07.04     TO:    09.01.05



4. NUMBER AND CLASS OF SHARES(S)        2,153,612 ORDINARY SHARES OF 0.25P EACH
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED     819,474 ORDINARY SHARES OF 0.25P EACH
   UNDER SCHEME DURING PERIOD:



6. BALANCE UNDER SCHEME NOT YET         1,334,138 ORDINARY SHARES OF 0.25P EACH
   ISSUED/ALLOTTED AT END OF PERIOD:




7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:


    600,000 ORDINARY SHARES OF GBP1 ON 06.10.99
    750,000 ORDINARY SHARES OF GBP1 ON 09.11.01
    2,340,300 ORDINARY SHARES OF 0.25P EACH ON 29.04.02
    2,000,000 ORDINARY SHARES OF 0.25P EACH ON 12.11.03


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

6,453,942,904


CONTACT FOR QUERIES

NAME:           MARIE SMITH

TELEPHONE:      020 7699 3316




Exhibit No.3
                              BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:    BARCLAYS PLC



2. NAME OF SCHEME:     RENEWED 1981 & 1991 SAYE SHARE OPTION SCHEME



3. PERIOD OF RETURN:   FROM: 10.07.04    TO: 09.01.05



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:  894,461 ORDINRY SHARES OF 0.25P EACH



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:       19,969,813 ORDINARY SHARES OF 0.25P EACH



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                 5,924,648 ORDINARY SHARES OF 0.25P EACH



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:  9,000,000 ORDINARY SHARES OF
                                                 GBP1 ON 26.10.00

                                                 9,000,000 ORDINARY SHARES OF
                                                 GBP1 ON 09.11.01

                                                 7,334,244 ORDINARY SHARES OF
                                                 0.25P EACH ON 29.04.02

                                                 20,000,000 ORDINARY SHARES OF
                                                 0.25P EACH ON 05.11.02

                                                 25,000,000 ORDINARY SHARES OF
                                                 0.25P EACH ON 10.07.03

                                                 3,000,000 ORDINARY SHARES OF
                                                 0.25P EACH ON 22.09.03

                                                 25,000,000 ORDINARY SHARES OF
                                                 0.25P EACH ON 22.07.04


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

6,453,942,904


CONTACT FOR QUERIES

NAME: MARIE SMITH

TELEPHONE: 020 7699 3316


Exhibit No.4


                              BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:    BARCLAYS PLC



2. NAME OF SCHEME:     BARCLAYS INCENTIVE SHARE OPTION PLAN (ISOP)



3. PERIOD OF RETURN:   FROM: 10.07.04    TO: 09.01.05



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:  (609,084) ORDINARY SHARES OF 0.25P EACH



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:       2,698,448 ORDINARY SHARES OF 0.25P EACH



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                 1,192,468 ORDINARY SHARES OF 0.25P EACH



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:  600,000 ORDINARY SHARES OF
                                                 GBP1 ON 06.10.99

                                                 750,000 ORDINARY SHARES OF
                                                 GBP1 ON 09.11.01

                                                 2,340,300 ORDINARY SHARES OF
                                                 0.25P EACH ON 29.04.02

                                                 2,000,000 ORDINARY SHARES OF
                                                 0.25P EACH ON 10.07.03

                                                 2,500,000 ORDINARY SHARES OF
                                                 0.25P EACH ON 22.07.04

                                                 2,000,000 ORDINARY SHARES OF
                                                 0.25P EACH ON 04.11.04



PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

6,453,942,904


CONTACT FOR QUERIES

NAME: MARIE SMITH

TELEPHONE: 020 7699 3316



Exhibit No.5
                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:

   BARCLAYS PLC

2. NAME OF SCHEME:

   WOOLWICH EXECUTIVE SHARE OPTION PLAN (ESOP)

3. PERIOD OF RETURN:     FROM:  10.07.04          TO:    09.01.05



4. NUMBER AND CLASS OF SHARES(S)          2,366,992 ORDINARY SHARES OF
   (AMOUNT OF STOCK/DEBT SECURITY)        0.25P EACH
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:



5. NUMBER OF SHARES ISSUED/ALLOTTED       1,516,228 ORDINARY SHARES OF
   UNDER SCHEME DURING PERIOD:            0.25P EACH



6. BALANCE UNDER SCHEME NOT YET ISSUED/   850,764 ORDINARY SHARES OF 0.25P EACH
   ALLOTTED AT END OF PERIOD:



7. NUMBER AND CLASS OF SHARE(S)           600,000 ORDINARY SHARES OF GBP1 ON
   (AMOUNT OF STOCK/DEBT SECURITIES)      06.10.99
   ORIGINALLY LISTED AND THE DATE OF      750,000 ORDINARY SHARES OF GBP1 ON
   ADMISSION:                             09.11.01
                                          2,340,300 ORDINARY SHARES OF 0.25P
                                          EACH ON 29.04.02
                                          2,000,000 ORDINARY SHARES OF 0.25P
                                          EACH ON 10.07.03
                                          5,000,000 ORDINARY SHARES OF 0.25P
                                          EACH ON 12.11.03



PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

6,453,942,904


CONTACT FOR QUERIES

NAME:          MARIE SMITH
TELEPHONE:     020 7699 3316




Exhibit No.6


                                                                 4 February 2005


               BARCLAYS AND FORENINGSSPARBANKEN PARTNER TO LAUNCH
                          NORDIC CREDIT CARD OPERATION


4th February - Barclays PLC (Barclays) and ForeningsSparbanken (FSB), also known as Swedbank, have signed an agreement to form a joint venture (JV) to provide credit cards in the Nordic market, subject to confirmatory due diligence and regulatory approvals.

Barclaycard, one of Europe's leading card and consumer finance businesses and FSB, Sweden's leading retail bank, aim to build a market-leading, pan-Nordic credit card business. With average incomes among the highest in Europe, low credit card penetration and a strong economic outlook, the Nordic market has excellent potential for growth.

FSB is placing all of its credit, charge and store card business across Sweden and Norway into the JV, which will continue to provide card products to FSB customers. Barclays is investing GBP76.5 million for a 50% economic interest and will finance the transaction from existing cash resources.

The JV will be headquartered in Stockholm and will start with some 500,000 customers and approximately GBP280 million in credit card receivables, split roughly equally across Sweden and Norway. The JV will offer FSB's 4.1 million retail banking customers competitive and attractive new card products providing opportunity to drive organic growth. The JV also sees significant potential in the open market and across the Nordic region.

Following the acquisition of Juniper Financial Corporation in the USA last year, this move is a further extension of Barclays strategy to grow its global product businesses. Barclays has an objective that, within ten years, the international credit card business of Barclaycard should be as meaningful a contributor to the Group as Barclaycard UK. In addition to the USA, Barclaycard has operations in countries such as Germany, Spain, Italy, Portugal and South Africa.

"This is a powerful partnership which combines FSB's customer and distribution strengths in Scandinavia with Barclaycard's leading-edge risk management and customer acquisition skills," comments Barclaycard Chief Executive, Gary Hoffman.

"With access to Barclaycard's skills and extensive international experience in credit cards and consumer credit, we will be able to serve customers with exciting new products and features," says Jan Liden, President and CEO of FSB.

- ends -

Contact at Barclays:

Ian Barber
Head of Public Relations, Barclaycard
Tel: + 44 (0) 1604 25 1229

James S Johnson
Investor Relations, Barclays
Tel: +44 (0) 207 116 2927


About Barclays PLC

Barclays PLC is a major global financial services provider primarily offering banking, investment banking and investment management services. Present in over 60 countries, Barclays is a leading provider of global services employing over 76,200 people worldwide. With over 300 years of history and expertise in banking, Barclays PLC has six major divisions. UK Banking, delivers banking products and services to over 14 million personal customers and 746,000 businesses in the UK. Barclaycard, is one of the leading credit card businesses in Europe with 11.9 million credit card customers across the UK and Europe. Barclaycard now incorporates all of the Group's UK secured and card lending products and expertise. Barclays Capital, the investment banking division, which provides corporate, institutional and government clients with solutions to their financing and risk management needs. Barclays Global Investors, one of the world's largest asset managers and a leading provider of investment management products and services. Private Clients, Barclays wealth management operation, with over 375,000 affluent and high net worth clients. International Retail and Commercial Banking, the global retail and commercial banking operation, with 2.2 million international clients, in countries which currently include the Caribbean, France, Spain, Portugal, Italy and Africa. For more information about Barclays PLC, please visit www.barclays.com


About ForeningsSparbanken

ForeningsSparbanken is one of the leading banking groups in the Nordic countries with total assets of SEK 1,004 billion, 4.2 million household customers and 225,000 corporate customers in its home market. Its own 496 branches and the 289 belonging to the independent and partly owned savings banks together constitute Sweden's largest distribution network for financial products and services. The Group also holds a market-leading position in the Baltic countries of Estonia, Latvia and Lithuania through its Hansabank subsidiary. ForeningsSparbanken is the dominant issuer and acquirer of debit cards in Sweden, with market shares exceeding 50 percent. ForeningsSparbanken's customers are primarily households, SMEs, municipalities, county councils and a number of large corporations. The Group's services are focussed on savings and asset management, residential mortgages and financing, payments and transfer services. For more information about ForeningsSparbanken AB, please visit www. ForeningsSparbanken.se.


This document is presented by Barclays PLC and its subsidiary undertakings (together "the Group"). It contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including UK domestic and global economic and business conditions, market related risks such as interest rate and exchange rate risks, the policies and action of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to up-date forward-looking statements to reflect any changes in Barclay's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the US Securities and Exchange commission.



Exhibit No.7

                                                                 8 February 2005

         Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Group Sharepurchase Plan informed the Company on 7 February 2005 that it had on 7 February 2005 purchased, and now held as bare trustee under the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 595.00p per share:

Director               Number of Shares
Mr J S Varley          21
Mr D L Roberts         21
Mr G A Hoffman         21

The revised total shareholding for each director following these transactions is as follows:

Director             Beneficial Holding     Non Beneficial
                                            Holding
Mr J S Varley        329,828                -
Mr D L Roberts       63,368                 -
Mr G A Hoffman       167,901                -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 114,905,317 ordinary shares in Barclays PLC. Mr Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.


Exhibit No.8.

                                                                11 February 2005

         Notification of directors' interests: Companies Act 1985 s.329

On 10 February 2005 the following ordinary shares in Barclays PLC were purchased on behalf of the following non-executive directors of Barclays PLC at a price of 585.50p per share. As disclosed in the Barclays Annual Report, these purchases arise from the policy of using part of each director's fee to purchase shares in Barclays PLC on the directors behalf which, together with reinvested dividends, are retained for the director until they leave the Board.


DIRECTOR                       BARCLAYS PLC   TOTAL           TOTAL
                               SHARES         BENEFICIAL      NON-BENEFICIAL
                               PURCHASED      INTEREST        INTEREST
                                              FOLLOWING THIS  FOLLOWING THIS
                                              NOTIFICATION    NOTIFICATION

David Arculus                  1,138          18,566          -
Sir Richard Broadbent          972            4,964           -
Leigh Clifford                 580            2,580           -
Professor Dame Sandra Dawson   1,206          6,666           -
Sir Andrew Likierman           717            2,717           -
Sir Nigel Rudd                 1,137          15,504          -
Stephen Russell                1,115          14,889          -
Dr Jurgen Zech                 1,085          9,049           -





Exhibit No.9
                                                                15 February 2005


         Notification of directors' interests: Companies Act 1985 s.329


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 14 February 2005 that it had on 11 February 2005 exercised its discretion and released a total of 18,532 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 114,886,785 ordinary shares in Barclays PLC. Mr Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.


Exhibit No.10
                                                                16 February 2005

Barclays PLC


Documents available for inspection at the Document Disclosure Facility


Barclays PLC has submitted preliminary results for the twelve months to 31 December 2004, which include data relating to Barclays Bank PLC and reconcile certain items prepared in accordance with UK Generally Accepted Accounting Principles with US Generally Accepted Accounting Principles, to the United Kingdom Listing Authority for publication through the Document Disclosure Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

The filing does not update or otherwise supplement the preliminary results announced on 10 February 2005. A copy has also been submitted to the US Securities and Exchange Commission on Form 6-K.


Exhibit No.11



                                                                22 February 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 21 February 2005 that it had between 14 February and 16 February 2005 exercised its discretion and released a total of 25,606 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 21 February 2005 that it had between 10 February and 18 February 2005 purchased a total of 26,400,000 ordinary shares in Barclays PLC at a price of 589.91p per share (ex dividend).

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 141,261,179 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.



Exhibit No.12


                                                                24 February 2005

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 23 February 2005 that it had on 22 February 2005 exercised its discretion and purchased a total of 6,075,000 ordinary shares in Barclays PLC at a price of 595.07p per share.

2. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 24 February 2005 that it had on 23 February 2005 exercised its discretion and purchased a total of 1,054,867 ordinary shares in Barclays PLC at a price of 582.99p per share.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 148,391,046 ordinary shares in Barclays PLC. Matthew Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.